UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2017 AND 2016

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of March 31, 2017 and 2016, the related consolidated statements of comprehensive income for the three-month periods ended March 31, 2017 and 2016 and consolidated statements of changes in equity and cash flows for the three-month periods ended March 31, 2017 and 2016.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were reviewed by other independent accountants.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$6,653 million and NT$6,386 million, which represented 1.75% and 1.85% of the total consolidated assets as of March 31, 2017 and 2016, respectively, the related shares of investment income from the associates and joint ventures in the amount of NT$(27) million and NT$19 million, which represented (2.51)% and 62.27% of the consolidated income from continuing operations before income tax for the three-month periods ended March 31, 2017 and 2016, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$520 million and NT$358 million, which represented (34.65)% and (70.94)% of the consolidated total comprehensive income for the three-month periods ended March 31, 2017 and 2016, respectively, are based solely on the reports of other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standards No. 34, “Interim Financial Reporting” which is endorsed and become effective by Financial Supervisory Commission of the Republic of China.

/s/Kuo, Shao-Pin

/s/Chiu, Wan-Ju

Ernst & Young, Taiwan

April 26, 2017

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2017, December 31, 2016 and March 31, 2016 (March 31, 2017 and 2016 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	March 31, 2017	December 31, 2016	March 31, 2016
Current assets
Cash and cash equivalents	6(1)	$ 60,812,086	$ 57,578,981	$ 59,541,389
Financial assets at fair value through profit or loss, current	6(2), 12(7)	867,205	714,169	766,382
Notes receivable		9,290	8,029	7,473
Accounts receivable, net	6(3)	20,456,147	22,901,461	19,344,179
Accounts receivable-related parties, net	7	412,922	136,910	299,645
Other receivables		729,961	918,652	788,497
Current tax assets		21,134	38,022	26,249
Inventories, net	6(4)	16,261,544	16,997,815	15,835,597
Prepayments		10,529,368	10,851,786	3,500,764
Other current assets		1,437,158	323,769	1,808,655
Total current assets		111,536,815	110,469,594	101,918,830

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 12(7)	171,700	214,735	171,700
Available-for-sale financial assets, noncurrent	6(5), 7, 12(7)	22,100,514	20,415,541	23,700,996
Financial assets measured at cost, noncurrent	6(6)	2,681,254	2,760,615	3,277,224
Investments accounted for under the equity method	6(7)	9,946,574	11,375,608	12,570,015
Property, plant and equipment	6(8), 8	217,554,565	224,983,404	186,080,631
Intangible assets	6(9), 7	3,689,888	4,088,303	4,241,689
Deferred tax assets	6(22)	5,055,988	4,981,169	2,987,503
Prepayment for equipment		212,844	1,178,736	3,857,753
Refundable deposits	8	2,118,092	2,203,658	2,107,423
Other noncurrent assets-others		4,310,933	3,983,819	4,016,934
Total non-current assets		267,842,352	276,185,588	243,011,868

Total assets		$ 379,379,167	$ 386,655,182	$ 344,930,698

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS March 31, 2017, December 31, 2016 and March 31, 2016 (March 31, 2017 and 2016 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2017	December 31, 2016	March 31, 2016
Current liabilities
Short-term loans	6(10)	$ 18,841,490	$ 20,550,801	$ 7,398,308
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	-	60,855	-
Notes and accounts payable		6,439,021	6,854,849	6,318,663
Other payables		11,234,728	12,400,450	11,904,401
Payables on equipment		6,413,842	15,036,892	8,253,896
Current tax liabilities		2,437,018	3,183,886	2,446,220
Current portion of long-term liabilities	6(12), 6(13), 8	17,496,005	10,500,929	4,342,865
Other current liabilities	6(15)	4,008,442	3,389,800	966,493
Total current liabilities		66,870,546	71,978,462	41,630,846

Non-current liabilities
Bonds payable	6(12)	35,360,024	34,481,505	41,722,098
Long-term loans	6(13), 8	26,952,363	26,247,187	6,998,741
Deferred tax liabilities	6(22)	1,667,510	1,842,272	1,665,596
Net defined benefit liabilities, noncurrent		3,965,540	3,968,894	3,891,667
Guarantee deposits		462,616	491,089	500,735
Other noncurrent liabilities-others	6(15), 9(5)	27,419,385	28,904,149	20,076,678
Total non-current liabilities		95,827,438	95,935,096	74,855,515
Total liabilities		162,697,984	167,913,558	116,486,361

Equity attributable to the parent company
Capital	6(16)
Common stock		126,243,187	126,243,187	127,581,329
Additional paid-in capital	6(12), 6(16)
Premiums		36,862,383	36,862,383	37,253,121
Treasury stock transactions		1,744,988	1,744,988	1,509,386
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		578,538	707,386	707,386
Share of changes in net assets of associates and joint ventures accounted for using equity method		101,611	110,214	109,540
Stock options		1,572,121	1,572,121	1,572,121
Other		658,424	-	542,941
Retained earnings	6(16)
Legal reserve		9,070,841	9,070,841	7,725,978
Unappropriated earnings		40,102,697	38,584,335	43,184,269
Other components of equity
Exchange differences on translation of foreign operations		(5,118,357)	63,437	795,936
Unrealized gains or losses on available-for-sale financial assets		8,636,365	6,340,040	9,313,317
Treasury stock	6(16)	(4,719,037)	(4,719,037)	(3,825,606)
Total equity attributable to the parent company		215,733,761	216,579,895	226,469,718

Non-controlling interests	6(16)	947,422	2,161,729	1,974,619
Total equity		216,681,183	218,741,624	228,444,337

Total liabilities and equity		$ 379,379,167	$ 386,655,182	$344,930,698

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month periods ended March 31, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2017	2016
Operating revenues	6(17), 7, 14
Sales revenues		$ 36,339,301	$ 33,293,837
Less: Sales returns and discounts		(351,206)	(346,906)
Net sales		35,988,095	32,946,931
Other operating revenues		1,429,855	1,457,148
Net operating revenues		37,417,950	34,404,079
Operating costs	6(4), 6(14), 6(18), 14
Costs of goods sold		(28,942,845)	(28,810,582)
Other operating costs		(1,046,655)	(559,504)
Operating costs		(29,989,500)	(29,370,086)
Gross profit		7,428,450	5,033,993
Operating expenses	6(14), 6(18), 7, 14
Sales and marketing expenses		(1,170,631)	(1,009,482)
General and administrative expenses		(1,050,082)	(970,435)
Research and development expenses		(3,990,916)	(3,084,628)
Subtotal		(6,211,629)	(5,064,545)
Net other operating income and expenses	6(15), 6(19), 14	154,002	14,104
Operating income (loss)		1,370,823	(16,448)
Non-operating income and expenses
Other income	6(20)	54,332	99,470
Other gains and losses	6(20), 7, 14	668,476	396,799
Finance costs	6(8), 6(20)	(559,279)	(181,909)
Share of profit or loss of associates and joint ventures	6(7), 14	50,040	(100,425)
Exchange loss, net	12	(516,947)	(167,398)
Subtotal		(303,378)	46,537
Income from continuing operations before income tax		1,067,445	30,089
Income tax benefit	6(22), 14	429,580	49,091
Net income		1,497,025	79,180
Other comprehensive income (loss)	6(21)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(5,365,128)	(1,161,341)
Unrealized gain (loss) on available-for-sale financial assets		1,703,260	331,137
Share of other comprehensive income (loss) of associates and joint ventures	6(7)	613,647	294,300
Income tax related to items that may be reclassified subsequently	6(22)	50,935	(47,320)
Total other comprehensive income (loss), net of tax		(2,997,286)	(583,224)
Total comprehensive income (loss)		$ (1,500,261)	$ (504,044)

Net income attributable to:
Stockholders of the parent		$ 2,286,020	$ 209,632
Non-controlling interests		(788,995)	(130,452)
		$ 1,497,025	$ 79,180

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ (599,449)	$ (356,519)
Non-controlling interests		(900,812)	(147,525)
		$ (1,500,261)	$ (504,044)

Earnings per share (NTD)	6(23)
Earnings per share-basic		$ 0.19	$ 0.02
Earnings per share-diluted		$ 0.18	$ 0.02

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three-month periods ended March 31, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2016	6(16)	$ 127,581,329	$ 41,651,569	$ 7,725,978	$ 42,981,664	$ 1,978,583	$ 8,696,821	$ (3,825,606)	$ 226,790,338	$ 2,027,065	$ 228,817,403
Net income for the three-month ended March 31, 2016	6(16)	-	-	-	209,632	-	-	-	209,632	(130,452)	79,180
Other comprehensive income (loss), net of tax for the three-month ended March 31, 2016	6(16), 6(21)	-	-	-	-	(1,182,647)	616,496	-	(566,151)	(17,073)	(583,224)
Total comprehensive income (loss)		-	-	-	209,632	(1,182,647)	616,496	-	(356,519)	(147,525)	(504,044)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	176	-	-	-	-	-	176	-	176
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(16)	-	1,567	-	-	-	-	-	1,567	(6,595)	(5,028)
Changes in subsidiaries' ownership	6(16)	-	-	-	(7,027)	-	-	-	(7,027)	101,674	94,647
Others		-	41,183	-	-	-	-	-	41,183	-	41,183
Balance as of March 31, 2016	6(16)	$ 127,581,329	$ 41,694,495	$ 7,725,978	$ 43,184,269	$ 795,936	$ 9,313,317	$ (3,825,606)	$ 226,469,718	$ 1,974,619	$ 228,444,337
Balance as of January 1, 2017	6(16)	$ 126,243,187	$ 40,997,092	$ 9,070,841	$ 38,584,335	$ 63,437	$ 6,340,040	$ (4,719,037)	$ 216,579,895	$ 2,161,729	$ 218,741,624
Net income for the three-month ended March 31, 2017	6(16)	-	-	-	2,286,020	-	-	-	2,286,020	(788,995)	1,497,025
Other comprehensive income (loss), net of tax for the three-month ended March 31, 2017	6(16), 6(21)	-	-	-	-	(5,181,794)	2,296,325	-	(2,885,469)	(111,817)	(2,997,286)
Total comprehensive income (loss)		-	-	-	2,286,020	(5,181,794)	2,296,325	-	(599,449)	(900,812)	(1,500,261)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(8,603)	-	-	-	-	-	(8,603)	-	(8,603)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(16)	-	(128,848)	-	-	-	-	-	(128,848)	(1,099,544)	(1,228,392)
Changes in subsidiaries' ownership	6(16)	-	-	-	(767,658)	-	-	-	(767,658)	31,608	(736,050)
Others	6(16)	-	658,424	-	-	-	-	-	658,424	754,441	1,412,865
Balance as of March 31, 2017	6(16)	$ 126,243,187	$ 41,518,065	$ 9,070,841	$ 40,102,697	$ (5,118,357)	$ 8,636,365	$ (4,719,037)	$ 215,733,761	$ 947,422	$ 216,681,183

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2017	2016
Cash flows from operating activities:
Net income before tax	$ 1,067,445	$ 30,089
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	12,724,140	12,095,554
Amortization	567,998	569,849
Bad debt reversal	-	(105)
Net gain of financial assets and liabilities at fair value through profit or loss	(448,244)	(152,695)
Interest expense	526,683	156,352
Interest income	(54,332)	(99,470)
Share of loss (profit) of associates and joint ventures	(50,040)	100,425
Gain on disposal of property, plant and equipment	(8,722)	(20,143)
Gain on disposal of investments	(488,140)	(222,621)
Impairment loss on financial assets	286,763	90,164
Exchange gain on financial assets and liabilities	(624,218)	(107,604)
Amortization of deferred government grants	(144,744)	(8,825)
Income and expense adjustments	12,287,144	12,400,881
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	229,249	(18,869)
Notes receivable and accounts receivable	1,895,141	(409,382)
Other receivables	135,112	(185,107)
Inventories	454,446	1,739,624
Prepayments	(248,558)	(1,375,286)
Other current assets	(1,148,773)	(703,013)
Notes and accounts payable	(292,879)	395,732
Other payables	(1,002,785)	(110,847)
Other current liabilities	611,469	2,854
Net defined benefit liabilities	(3,354)	866
Other noncurrent liabilities-others	(48,952)	(26,678)
Cash generated from operations	13,934,705	11,740,864
Interest received	61,994	108,467
Dividend received	1,614	-
Interest paid	(236,483)	(207,927)
Income tax paid	(451,019)	(243,200)
Net cash provided by operating activities	13,310,811	11,398,204

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2017	2016
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ -	$ (192,650)
Proceeds from disposal of financial assets at fair value through profit or loss	-	167,580
Acquisition of available-for-sale financial assets	(480,962)	(45,468)
Proceeds from disposal of available-for-sale financial assets	701,216	642,088
Acquisition of financial assets measured at cost	(14,733)	-
Proceeds from disposal of financial assets measured at cost	-	518,588
Proceeds from disposal of investments accounted for under the equity method	1,979,758	-
Increase in prepayment for investments	(49,733)	(38,716)
Proceeds from capital reduction	434	5,637
Acquisition of property, plant and equipment	(17,654,335)	(20,487,126)
Proceeds from disposal of property, plant and equipment	32,235	20,482
Increase in refundable deposits	(15,110)	(284,795)
Decrease in refundable deposits	87,952	743,430
Acquisition of intangible assets	(378,343)	(452,361)
Government grants related to assets acquisition	-	51,271
Increase in other noncurrent assets-others	(502,387)	(34,530)
Decrease in other noncurrent assets-others	1,079	134,657
Net cash used in investing activities	(16,292,929)	(19,251,913)
Cash flows from financing activities:
Increase in short-term loans	5,110,415	2,072,462
Decrease in short-term loans	(5,700,208)	(14,832)
Proceeds from bonds issued	8,300,000	-
Bonds issuance costs	(9,510)	-
Proceeds from long-term loans	2,257,600	2,000,000
Repayments of long-term loans	(884,959)	(3,148,277)
Increase in guarantee deposits	1,009	2,262
Decrease in guarantee deposits	(561)	(2,464)
Increase in other financial liabilities	-	13,634,108
Acquisition of subsidiaries	(1,228,392)	(5,028)
Change in non-controlling interests	-	60
Net cash provided by financing activities	7,845,394	14,538,291
Effect of exchange rate changes on cash and cash equivalents	(1,630,171)	(433,626)
Net increase in cash and cash equivalents	3,233,105	6,250,956
Cash and cash equivalents at beginning of period	57,578,981	53,290,433
Cash and cash equivalents at end of period	$ 60,812,086	$ 59,541,389

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on April 26, 2017.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

a.  The Company applied for International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are recognized by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2017.  The nature and the impact of each new standard and amendment have no material effect on the Company.

b.  Standards issued by International Accounting Standards Board (IASB) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	-
IFRS 16	Leases	January 1, 2019
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IAS 7	Disclosure Initiative	January 1, 2017
IFRS 2	Share-based Payment	January 1, 2018
IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
IAS 40	Transfers of Investment Property	January 1, 2018
Improvements to International Financial Reporting Standards (2014 - 2016 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2018
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2017
IAS 28	Investments in Associates and Joint Ventures	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(1)   IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers” (IFRS 15)

The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.  Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates.  The amendment in 2016 clarifies how to identify a performance obligation in a contract, determine whether an entity is a principal or an agent, and determine whether the revenue from granting a license should be recognized at a point in time or over time.  The standard will apply to annual periods beginning on or after January 1, 2018, and early adoption is permitted.

(2)   IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 and all previous versions of IFRS 9.  The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore, there is requirement that “own credit risk” adjustments are not recognized in profit or loss, (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition, and (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard is effective for annual periods beginning on or after January 1, 2018.

(3)   IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures.  IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been postponed indefinitely, but early adoption is allowed.

(4)   IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.  The Standard is effective for annual periods beginning on or after January 1, 2019.

(5)   IAS 12 “Income Taxes” - Recognition of Deferred Tax Assets for Unrealized Losses

The amendment clarifies how to account for deferred tax assets for unrealized losses.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(6)   “Disclosure Initiative” - Amendment to IAS 7 “Statement of Cash Flows”

The amendment relates to changes in liabilities arising from financing activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(7)   IFRS 2 “Share-based payment” (Amendment)

The amendment clarifies that (1) vesting conditions (service and non-market performance conditions), upon which satisfaction of a cash-settled share-based payment transaction is conditional, are not taken into account when estimating the fair value of the cash-settled share-based payment at the measurement date.  Instead, these are taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction, (2) if tax laws or regulations require the employer to withhold a certain amount in order to meet the employee’s tax obligation associated with the share-based payment, such transactions will be classified in their entirety as equity-settled share-based payment transactions if they would have been so classified in the absence of the net share settlement feature, and (3) if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification.  The equity-settled share-based payment transaction is measured by reference to the fair value of the equity instruments granted at the modification date and is recognized in equity, on the modification date, to the extent to which goods or services have been received.  The liability for the cash-settled share-based payment transaction as at the modification date is derecognized on that date.  Any difference between the carrying amount of the liability derecognized and the amount recognized in equity on the modification date is recognized immediately in profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2018.

(8)   IAS 28 “Investments in Associates and Joint Ventures”

The amendments clarify that when an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organisation, or a mutual fund, unit trust and other qualifying entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9 “Financial Instruments” on an investment-by-investment basis.  Besides, if an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate's or joint venture's interests in subsidiaries on an investment-by-investment basis.  The amendments are effective for annual periods beginning on or after January 1, 2018.

(9)   IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

The interpretation clarifies that when applying paragraphs 21 and 22 of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration.  If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration.  The interpretation is effective for annual periods beginning on or after January 1, 2018.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (1) ~ (9) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2016.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2016.

b.  The consolidated entities are as follows:

As of March 31, 2017, December 31, 2016 and March 31, 2016

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2017	December 31, 2016	March 31, 2016
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	-
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	96.32	91.08	91.08
UMC, FORTUNE and UNITRUTH INVESTMENT CORP. (UNITRUTH)	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	78.47	78.47
UMC, FORTUNE, UNITRUTH and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	67.54	67.54	67.54
FORTUNE	UNITRUTH	Investment holding	100.00	100.00	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	-	-	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	82.76	82.76	82.76
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH- HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	-
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	-
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	51.02	29.41	31.90

Note A:  As described in Note 9(5), the Company acquired control of USC’s Board of Directors.

(4)   The same accounting policies have been applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2017 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2016.  For the summary of other significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for year ended December 31, 2016.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2017 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2016.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2016.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Cash on hand	$3,802	$3,717	$3,958
Checking and savings accounts	16,426,727	17,840,926	25,240,586
Time deposits	34,097,523	33,546,190	25,292,817
Repurchase agreements collateralized by government and corporate bonds	10,284,034	6,188,148	9,004,028
Total	$60,812,086	$57,578,981	$59,541,389

(2)   Financial Assets at Fair Value through Profit or Loss

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Designated financial assets at fair value through profit or loss
Convertible bonds	$218,151	$263,201	$286,205

Financial assets held for trading
Common stocks	500,920	425,197	365,424
Preferred stocks	195,975	189,960	-
Funds	49,667	50,003	-
Corporate bonds	-	-	191,407
Forward exchange contracts	74,192	543	95,046
Subtotal	820,754	665,703	651,877
Total	$1,038,905	$928,904	$938,082

Current	$867,205	$714,169	$766,382
Noncurrent	171,700	214,735	171,700
Total	$1,038,905	$928,904	$938,082

(3)   Accounts Receivable, Net

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Accounts receivable	$22,114,275	$24,732,207	$20,410,716
Less: allowance for sales returns and discounts	(1,575,289)	(1,744,151)	(974,959)
Less: allowance for doubtful accounts	(82,839)	(86,595)	(91,578)
Net	$20,456,147	$22,901,461	$ 19,344,179

Aging analysis of account receivables, net:

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Neither past due nor impaired	$17,472,570	$18,516,739	$16,838,150
Past due but not impaired:
≤ 30 days	1,805,902	3,018,482	1,871,681
31 to 60 days	774,972	630,762	138,502
61 to 90 days	361,332	513,702	316,349
91 to 120 days	14,276	183,572	12,247
≥ 121 days	27,095	38,204	167,250
Subtotal	2,983,577	4,384,722	2,506,029
Total	$20,456,147	$22,901,461	$19,344,179

Movement on allowance for individually evaluated doubtful accounts:

	For the three-month periods ended March 31,
	2017	2016
Beginning balance	$86,595	$90,568
Net charge for the period	(3,756)	1,010
Ending balance	$82,839	$91,578

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

The impairment losses assessed individually as of March 31, 2017 and 2016 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivable.

(4)   Inventories, Net

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Raw materials	$1,936,588	$2,248,589	$2,325,133
Supplies and spare parts	2,845,565	2,795,371	1,998,084
Work in process	10,602,441	10,712,396	10,521,878
Finished goods	876,950	1,241,459	990,502
Total	$16,261,544	$16,997,815	$15,835,597

a.       For the three-month periods ended March 31, 2017 and 2016, the Company recognized NT$28,943 million and NT$28,811 million, respectively, in operating cost, of which NT$141 million and NT$2,239 million were related to write-down of inventories.

b.      On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan and caused financial related losses to UMC.  UMC insured for losses endured due to the earthquake.  As of March 31, 2016, UMC recognized losses including loss from scrapped inventory of NT$1,139 million and production line recovery expenses of NT$414 million.  Furthermore, UMC received compensation from insurance claims of NT$761 million.  The case was closed as of December 31, 2016.

c.       None of the aforementioned inventories were pledged.

(5)   Available-For-Sale Financial Assets, Non-Current

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Common stocks	$19,256,136	$18,059,586	$21,462,126
Preferred stocks	1,665,578	1,203,589	1,177,422
Depositary receipts	205,441	202,979	216,995
Funds	973,359	949,387	844,453
Total	$22,100,514	$20,415,541	$23,700,996

(6)   Financial Assets Measured at Cost, Non-Current

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Common stocks	$500,898	$514,426	$594,004
Preferred stocks	2,091,131	2,152,297	2,560,974
Funds	89,225	93,892	122,246
Total	$2,681,254	$2,760,615	$3,277,224

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)   Investments Accounted For Under the Equity Method

a.    Details of investments accounted for under the equity method are as follows:

	As of
	March 31, 2017		December 31, 2016		March 31, 2016
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,740,201	13.94	$1,675,826	13.94	$1,779,465	13.94

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	-	50.00	-	50.00	665,628	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	50.00	-	50.00	31,705	50.00
LIST EARN ENTERPRISE INC.	9,272	49.00	9,722	49.00	10,476	49.00
MTIC HOLDINGS PTE. LTD.	71,640	45.44	75,502	45.44	83,809	45.44
YUNG LI INVESTMENTS, INC.	162,182	45.16	176,912	45.16	306,286	45.16
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78	228,174	44.78
UNITECH CAPITAL INC.	572,299	42.00	531,373	42.00	558,502	42.00
TRIKNIGHT CAPITAL CORPORATION	832,464	40.00	836,752	40.00	-	-
HSUN CHIEH INVESTMENT CO., LTD.	3,315,026	36.49	3,108,112	36.49	3,445,151	36.49

	As of
	March 31, 2017		December 31, 2016		March 31, 2016
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
YANN YUAN INVESTMENT CO., LTD.	$2,533,567	31.94	$2,283,670	31.94	$2,382,332	31.94
CTC CAPITAL PARTNERS I, L.P.	58,066	31.40	61,780	31.40	207,848	31.40
VSENSE CO., LTD.	84,023	28.63	85,719	28.63	99,405	28.63
UNITED LED CORPORATION HONG KONG LIMITED	232,678	25.14	252,853	25.14	448,488	25.14
CLIENTRON CORP.	232,226	20.28	236,737	20.28	238,031	20.28
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	102,930	10.38	111,416	10.38	92,967	10.38
MEGA MISSION LIMITED PARTNERSHIP	-	-	1,823,457	45.00	1,881,277	45.00
ACHIEVE MADE INTERNATIONAL LTD.	-	-	105,777	23.32	110,471	23.32
Total	$9,946,574		$11,375,608		$12,570,015

Note A:    Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B:    SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C:    The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,740 million, NT$1,676 million and NT$1,779 million, as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively.  The fair value of these investments were NT$1,284 million, NT$1,039 million and NT$1,436 million, as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$(27) million and NT$19 million for the three-month periods ended March 31, 2017 and 2016, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$520 million and NT$358 million for the three-month periods ended March 31, 2017 and 2016, respectively.  The balances of investments accounted for under the equity method were NT$6,653 million, NT$6,357 million and NT$6,386 million as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.    Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month periods ended March 31, 2017 and 2016 were NT$56 million and NT$(34) million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended March 31,
	2017	2016
Net income (loss)	$50,040	$(74,036)
Other comprehensive income (loss)	531,207	331,338
Total comprehensive income (loss)	$581,247	$257,302

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method was as follows:

	For the three-month periods ended March 31,
	2017	2016
Net income (loss)	$-	$(26,389)
Other comprehensive income (loss)	-	-
Total comprehensive income (loss)	$-	$(26,389)

c.    One of UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of March 31, 2017, December 31, 2016 and March 31, 2016.    Another associate, YANN YUAN INVESTMENT CO., LTD., held 165 million shares, 165 million shares and 2 million shares of UMC’s stock as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively.

(8)   Property, Plant and Equipment

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Land	$1,314,402	$1,314,402	$1,314,402
Buildings	20,643,885	21,429,861	16,957,854
Machinery and equipment	159,229,230	155,539,235	131,496,191
Transportation equipment	20,135	21,958	16,990
Furniture and fixtures	1,607,200	1,627,959	1,305,852
Leasehold improvement	6,741	7,307	9,174
Construction in progress and equipment awaiting inspection	34,732,972	45,042,682	34,980,168
Net	$217,554,565	$224,983,404	$186,080,631

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847
Additions	-	-	-	-	-	-	8,783,901	8,783,901
Disposals	-	-	(501,275)	(4,194)	(8,596)	-	-	(514,065)
Transfers and reclassifications	-	28,208	18,758,983	-	122,471	228	(17,796,959)	1,112,931
Exchange effect	-	(546,459)	(10,691,899)	(1,078)	(37,726)	(3,034)	(1,296,652)	(12,576,848)
As of March 31, 2017	$1,314,402	$36,524,072	$793,008,784	$73,042	$6,903,106	$66,439	$34,738,921	$872,628,766

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282
Additions	-	-	-	-	-	-	12,278,122	12,278,122
Disposals	-	-	(993,951)	(4,390)	(13,606)	-	-	(1,011,947)
Transfers and reclassifications	-	131,702	18,918,553	781	130,471	-	(18,961,212)	220,295
Exchange effect	-	(98,270)	(2,749,896)	(235)	(9,550)	(823)	(240,853)	(3,099,627)
As of March 31, 2016	$1,314,402	$31,430,305	$727,725,774	$70,407	$6,171,461	$69,608	$34,980,168	$801,762,125

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$-	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443
Depreciation	-	380,494	12,210,730	1,429	130,873	614	-	12,724,140
Disposals	-	-	(500,970)	(4,194)	(8,561)	-	-	(513,725)
Transfers and reclassifications	-	-	150	-	(150)	-	-	-
Exchange effect	-	(112,769)	(7,834,096)	(684)	(25,254)	(2,854)	-	(7,975,657)
As of March 31, 2017	$-	$15,880,187	$633,779,554	$52,907	$5,295,906	$59,698	$5,949	$655,074,201

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$-	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$-	$606,941,887
Depreciation	-	376,653	11,606,140	1,363	110,765	633	-	12,095,554
Disposals	-	-	(993,315)	(4,390)	(13,571)	-	-	(1,011,276)
Transfers and reclassifications	-	994	(994)	-	-	-	-	-
Exchange effect	-	(31,018)	(2,305,176)	(180)	(7,481)	(816)	-	(2,344,671)
As of March 31, 2016	$-	$14,472,451	$596,229,583	$53,417	$4,865,609	$60,434	$-	$615,681,494

a.  The amounts of total interest expense before capitalization of borrowing costs were NT$527 million and NT$253 million for the three-month periods ended March 31, 2017 and 2016, respectively.  Details of capitalized borrowing costs are as follows:

	For the three-month periods ended March 31,
	2017	2016
Total interest capitalized	$-	$96,519
Interest rates applied	-	1.56%~2.01%

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)   Intangible Assets

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Goodwill	$15,188	$15,188	$15,188
Software	466,704	470,456	340,503
Patents and technology license fees	2,027,394	2,390,968	2,737,756
Others	1,180,602	1,211,691	1,148,242
Net	$3,689,888	$4,088,303	$4,241,689

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161
Additions	-	-	-	275,558	275,558
Disposals	-	(16,242)	-	(190,279)	(206,521)
Reclassifications	-	83,432	-	-	83,432
Exchange effect	-	(15,689)	(281,370)	(4)	(297,063)
As of March 31, 2017	$15,188	$955,494	$4,252,970	$3,514,915	$8,738,567

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391
Additions	-	-	-	239,801	239,801
Disposals	-	(4,877)	-	(565,903)	(570,780)
Reclassifications	-	15,930	-	-	15,930
Exchange effect	-	(2,341)	(24,092)	2	(26,431)
As of March 31, 2016	$15,188	$661,610	$4,522,656	$3,095,457	$8,294,911

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$-	$433,537	$2,143,372	$2,217,949	$4,794,858
Amortization	-	76,655	126,622	306,647	509,924
Disposals	-	(16,242)	-	(190,279)	(206,521)
Exchange effect	-	(5,160)	(44,418)	(4)	(49,582)
As of March 31, 2017	$-	$488,790	$2,225,576	$2,334,313	$5,048,679

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$-	$275,255	$1,675,440	$2,181,608	$4,132,303
Amortization	-	52,140	119,167	331,508	502,815
Disposals	-	(4,877)	-	(565,903)	(570,780)
Exchange effect	-	(1,411)	(9,707)	2	(11,116)
As of March 31, 2016	$-	$321,107	$1,784,900	$1,947,215	$4,053,222

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended March 31,
	2017	2016
Operating cost	$197,211	$155,769
Operating expense	312,713	347,046

Significant technology licenses obtained by the Company amounted to NT$1,939 million, NT$2,071 million and NT$2,371 million as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively, which were included in the carrying amounts of patents and technology license fees.  The remaining amortization periods were 5~6 years, 5~6 years and 6~7 years, respectively.

(10) Short-Term Loans

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Unsecured bank loans	$18,841,490	$20,550,801	$7,398,308

	For the three-month periods ended March 31,
	2017	2016
Interest rates applied	0.51%~4.35%	0.72%~4.60%

The Company’s unused short-term lines of credits amounted to NT$49,477 million, NT$47,145 million and NT$31,707 million as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively.

(11) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Forward exchange contracts	$-	$60,855	$-

(12) Bonds Payable

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Unsecured domestic bonds payable	$33,300,000	$25,000,000	$25,000,000
Unsecured convertible bonds payable	18,196,332	18,196,332	18,196,332
Less: Discounts on bonds payable	(1,137,730)	(1,215,401)	(1,474,234)
Total	50,358,602	41,980,931	41,722,098
Less: Current portion	(14,998,578)	(7,499,426)	-
Net	$35,360,024	$34,481,505	$41,722,098

A.   On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

a.   Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Early Redemption of the Bonds:

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014.  The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components.  UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss amount to NT$194 million as non-operating income and expenses.  UMC reclassified cancelled convertible rights of NT$441 million from additional paid-in capital - stock options to additional paid-in capital - others.

As bondholders’ redemption and UMC’s repurchases of bonds from open market in prior year amounted to US$466 million, which represented over 90% principal being redeemed; therefore, UMC redeemed the remaining bonds in whole at the Early Redemption Price on June 27, 2014.  The principal amount of the redeemed bonds was US$34 million.  UMC recognized a gain of NT$15 million from the redemption as non-operating income and expense.

In accordance with IAS 32 “Financial Instruments: Presentation” (IAS 32), the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital - stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

B.   In early June 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

C.   In mid-March 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

D.   In mid-June 2014, UMC issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million.  Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021, upon maturity.  The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million.  Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

E.    On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

a.   Issue Amount: US$600 million

b.   Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: Ordinary shares of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$15.9895 per share on March 31, 2017.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

F.    In late March 2017, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$8,300 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million.  Interest will be paid annually at a rate of 1.15%, and the principal will be repayable in March 2022 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in March 2024 upon maturity.

(13) Long-Term Loans

a.    Details of long-term loans as of March 31, 2017, December 31, 2016 and March 31, 2016 are as follows:

	As of
Lenders	March 31, 2017	December 31, 2016	March 31, 2016	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$14,611	$21,916	$43,832	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	7,000	8,000	11,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	8,765	17,530	43,824	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	-	-	35,694	Effective January 10, 2013 to January 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	33,706	39,324	56,176	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	13,701	14,843	18,268	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	17,397	18,735	22,750	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	6,012	6,441	7,300	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	104,054	107,027	110,000	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	1,919	2,067	2,510	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (9)	5,206	5,553	5,900	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	750,000	1,125,000	2,250,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,315,750	1,385,000	1,385,000	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	830,123	948,712	1,304,480	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	166,667	222,222	388,889	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	712,500	950,000	1,662,500	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	1,000,000	1,000,000	2,000,000	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	-	-	1,000,000	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note C)	1,000,000	1,000,000	1,000,000	Settlement due on December 25, 2019 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	23,467,196	22,381,561	-	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annually payments with semi-annually interest payments.
Subtotal	29,454,607	29,253,931	11,348,123
Less: Administrative expenses from syndicated loans	(4,817)	(5,241)	(6,517)
Less: Current portion	(2,497,427)	(3,001,503)	(4,342,865)
Total	$26,952,363	$26,247,187	$6,998,741

	For the three-month periods ended March 31,
	2017	2016
Interest Rates	1.04%~4.66%	1.06%~2.88%

Note A: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021.  As of March 31, 2017, December 31, 2016 and March 31, 2016, the unused line of credit was NT$1.5 billion, NT$1.5 billion and NT$0.5 billion, respectively.

Note B: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments.  The expiration date of the agreement is December 29, 2016.  As of March 31, 2016, all lines of credit were used.

Note C: UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 25, 2019.  As of March 31, 2017, December 31, 2016 and March 31, 2016, the unused line of credit were NT$0.5 billion, NT$0.5 billion and NT$1 billion, respectively.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

Under the Labor Pension Act of the R.O.C. (the Act), the Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  A total of NT$167 million and NT$156 million were contributed by the Company for the three-month periods ended March 31, 2017 and 2016, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the three-month periods ended March 31, 2017 and 2016, the Company made total contributions of NT$138 million and NT$149 million, respectively.

b.  Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee.   Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.  For the three-month periods ended March 31, 2017 and 2016, total pension expenses of NT$20 million and NT$23 million, respectively, were recognized by the Company.

(15) Deferred Government Grants

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Beginning balance	$9,297,371	$295,133	$295,133
Arising during the period	-	9,566,327	51,271
Recorded in profit or loss:
Other operating income	(144,744)	(118,757)	(8,825)
Exchange effect	(422,744)	(445,332)	(3,189)
Ending balance	$8,729,883	$9,297,371	$334,390

Current	$967,236	$888,921	$27,233
Noncurrent	7,762,647	8,408,450	307,157
Total	$8,729,883	$9,297,371	$334,390

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16) Equity

a.  Capital stock:

i.     UMC had 26,000 million common shares authorized to be issued as of March 31, 2017, December 31, 2016 and March 31, 2016, of which 12,624 million shares, 12,624 million shares and 12,758 million shares were issued as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively, each at a par value of NT$10.

ii.    UMC had 151 million, 151 million and 139 million ADSs, which were traded on the NYSE as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively.  The total number of common shares of UMC represented by all issued ADSs were 754 million shares, 754 million shares and 693 million shares as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively.  One ADS represents five common shares.

iii.   On June 15, 2016, UMC cancelled 134 million shares of treasury stock, which were repurchased during the periods from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.  Treasury stock:

i.     UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase and changes in treasury stock during the three-month periods ended March 31, 2017 and 2016 are as follows:

For the three-month period ended March 31, 2017

(In thousands of shares)

Purpose	As of January 1, 2017	Increase	Decrease	As of March 31, 2017
For transfer to employees	400,000	-	-	400,000

For the three-month period ended March 31, 2016

(In thousands of shares)

Purpose	As of January 1, 2016	Increase	Decrease	As of March 31, 2016
For transfer to employees	333,814	-	-	333,814

ii.    According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of March 31, 2017, December 31, 2016 and March 31, 2016, did not exceed the limit.

iii.   In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.   As of March 31, 2017, December 31, 2016 and March 31, 2016, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., all held 16 million shares of UMC’s stock.  The closing price on March 31, 2017, December 31, 2016 and March 31, 2016, were NT$12.20, NT$11.40 and NT$13.30, respectively.

v.    UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.    Payment of taxes.

ii.   Making up loss for preceding years.

iii.  Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv.  Appropriating or reversing special reserve by government officials or other regulations.

v.  The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.  The distribution of stockholders dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The distribution of earnings for 2015 was approved through the stockholders’ meeting on June 7, 2016, while the distribution of earnings for 2016 was approved through the Board of Directors’ meeting on February 22, 2017.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2016	2015	2016	2015
Legal reserve	$831,566	$1,344,862
Cash dividends	6,112,159	6,906,973	$0.50	$0.55

The aforementioned 2015 distributions approved during stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 16, 2016.

The cash dividend per share for 2015 was adjusted to NT$0.56501906 per share according to the resolution of the Board of Directors’ meeting on June 15, 2016.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program and the cancellation of the treasury stock purchased.

The appropriation of 2016 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date.  Information on the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(18) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the three-month periods ended March 31,
	2017	2016
Beginning balance	$2,161,729	$2,027,065
Attributable to non-controlling interests:
Net loss	(788,995)	(130,452)
Other comprehensive income (loss)	(111,817)	(17,073)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	(1,099,544)	(6,595)
Changes in subsidiaries’ ownership	31,608	101,674
Others	754,441	-
Ending balance	$947,422	$1,974,619

(17) Operating Revenues

	For the three-month periods ended March 31,
	2017	2016
Net sales
Sale of goods	$35,988,095	$32,946,931
Other operating revenues
Royalty	616	-
Mask tooling	949,285	1,220,560
Others	479,954	236,588
Net operating revenues	$37,417,950	$34,404,079

(18) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended March 31,
	2017			2016
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$4,076,861	$1,759,246	$5,836,107	$3,580,318	$1,550,323	$5,130,641
Labor and health insurance	229,360	104,657	334,017	195,879	84,910	280,789
Pension	244,698	80,368	325,066	243,210	85,237	328,447
Other Employee benefit expenses	48,065	21,929	69,994	50,551	17,098	67,649
Depreciation	11,919,207	774,014	12,693,221	11,428,078	645,555	12,073,633
Amortization	225,626	342,372	567,998	180,421	389,428	569,849

According to UMC’s Articles of Incorporation, the employees’ compensation and directors’ remuneration shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ and director’s compensation and report to the stockholders’ meeting for such distribution.

The distributions of employees’ compensation and remuneration to directors for 2015 have complied with the aforementioned amendment of the UMC’s articles.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the three-month periods ended March 31, 2017 and 2016.  The Board of Directors estimated the amount by taking into consideration the amendment of the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2015 were reported to the stockholders’ meeting on June 7, 2016, while the distributions of employees’ compensation and remuneration to directors for 2016 were approved through the Board of Directors’ meeting on February 22, 2017.  The details of distribution are as follows:

	2016	2015
Employees’ compensation – Cash	$930,551	$1,131,180
Directors’ remuneration	9,714	12,086

The aforementioned 2016 employees’ compensation and remuneration to directors approved during the Board of Directors’ meeting were consistent with amounts recognized by the Company and 2015 employees’ compensation and remuneration to directors approved during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 16, 2016 and amounts recognized by the Company.

Information on the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(19) Net Other Operating Income and Expenses

	For the three-month periods ended March 31,
	2017	2016
Net rental loss from property	$(35,139)	$(29,082)
Gain on disposal of property, plant and equipment	8,722	20,143
Government grants	161,080	13,688
Others	19,339	9,355
Total	$154,002	$14,104

(20) Non-Operating Income and Expenses

a.  Other income

	For the three-month periods ended March 31,
	2017	2016
Interest income
Bank deposits	$49,326	$85,922
Others	5,006	13,548
Total	$54,332	$99,470

b.  Other gains and losses

	For the three-month periods ended March 31,
	2017	2016
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$2,754	$-
Financial assets held for trading	81,738	7,146
Forward exchange contract	363,752	166,668
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	-	(21,119)
Impairment loss
Available-for-sale financial assets, noncurrent	(286,763)	(90,164)
Gain on disposal of investments	488,140	222,621
Other gains and losses	18,855	111,647
Total	$668,476	$396,799

c.  Finance costs

	For the three-month periods ended March 31,
	2017	2016
Interest expenses
Bonds payable	$184,173	$101,858
Bank loans	342,485	54,473
Others	25	21
Financial expenses	32,596	25,557
Total	$559,279	$181,909

(21) Components of Other Comprehensive Income (Loss)

	For the three-month period ended March 31, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(5,365,128)	$-	$(5,365,128)	$37,914	$(5,327,214)
Unrealized gain (loss) on available-for-sale financial assets	1,798,050	(94,790)	1,703,260	39,004	1,742,264
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	502,843	110,804	613,647	(25,983)	587,664
Total other comprehensive income (loss)	$(3,064,235)	$16,014	$(3,048,221)	$50,935	$(2,997,286)

	For the three-month period ended March 31, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(1,161,341)	$-	$(1,161,341)	$4,621	$(1,156,720)
Unrealized gain (loss) on available-for-sale financial assets	537,415	(206,278)	331,137	(54,899)	276,238
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	294,300	-	294,300	2,958	297,258
Total other comprehensive income (loss)	$(329,626)	$(206,278)	$(535,904)	$(47,320)	$(583,224)

(22) Income Tax

a.  The major components of income tax expense for the three-month periods ended March 31, 2017 and 2016 were as follows:

i.   Income tax expense recorded in profit or loss

	For the three-month periods ended March 31,
	2017	2016
Current income tax expense (benefit):
Current income tax charge	$119,556	$697,501
Adjustments in respect of current income tax of prior periods	(355,559)	463
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(133,491)	(754,748)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(107,047)	28,673
Adjustment of prior year’s deferred income tax	14,813	(3,766)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	32,148	(17,214)
Income tax expense (benefit) recorded in profit or loss	$(429,580)	$(49,091)

ii.  Income tax relating to components of other comprehensive income (loss)

Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2017	2016
Exchange differences on translation of foreign operations	$37,914	$4,621
Unrealized loss (gain) on available-for-sale financial assets	39,004	(54,899)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	(25,983)	2,958
Income tax related to items that may be reclassified subsequently to profit or loss	$50,935	$(47,320)

b.  A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the three-month periods ended March 31,
	2017	2016
Income before tax	$1,067,445	$30,089
At UMC’s statutory income tax rate of 17%	181,466	5,115
Adjustments in respect of current income tax of prior periods	(355,559)	463
Net changes in loss carry-forward and investment tax credits	45,601	88,887
The origination and reversal of temporary differences	(28,448)	(19,980)
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(348,239)	(361,920)
Investment gain	(52,364)	(62,158)
Others	93,871	199,265
Basic tax	21,095	4,597
Effect of different tax rates applicable to UMC and its subsidiaries	1,149	(4,067)
Taxes withheld in other jurisdictions	12,101	98,250
Others	(253)	2,457
Income tax expense (benefit) recorded in profit or loss	$(429,580)	$(49,091)

c.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of March 31, 2017, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014 and 2013, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.  UMC has applied for a reexamination of the 2012 tax return with the competent tax collection authority as UMC disagreed with the decision made in the tax assessment notice.

d. Imputation credit information

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Balances of imputation credit amounts	$3,826,161	$3,850,306	$2,656,895

The expected creditable ratio for 2016 and the actual creditable ratio for 2015 were 9.28% and 6.68%, respectively.  Imputation credit ratio for individual stockholders residing in R.O.C. will be half of the original ratio according to the Article 66-6 of Income Tax Act.

e.  UMC’s earnings generated in and prior to the year ended December 31, 1997 have been fully appropriated.

(23) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the three-month periods ended March 31,
	2017	2016
Net income attributable to the parent company	$2,286,020	$209,632
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,208,240	12,408,240
Earnings per share-basic (NTD)	$0.19	$0.02

b. Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.  Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method.  The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the three-month periods ended March 31,
	2017	2016
Net income attributable to the parent company	$2,286,020	$209,632
Effect of dilution Unsecured convertible bonds	71,483	-
Income attributable to stockholders of the parent	$2,357,503	$209,632
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,208,240	12,408,240
Effect of dilution
Employees’ compensation	57,470	84,031
Unsecured convertible bonds	1,152,306	-
Weighted-average number of common stocks after dilution (thousand shares)	13,418,016	12,492,271

Diluted earnings per share (NTD)	$0.18	$0.02

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)   Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director

(2)   Significant related party transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended March 31,
	2017	2016
Associates	$482,785	$529,250
Joint ventures	3,131	3,572
Other related parties	5,392	166
Total	$491,308	$532,988

Accounts receivable, net

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Associates	$411,032	$138,869	$301,899
Joint ventures	1,013	1,012	1,158
Other related parties	5,327	86	-
Total	417,372	139,967	303,057
Less： Allowance for sales returns and discounts	(4,450)	(3,057)	(3,412)
Net	$412,922	$136,910	$299,645

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 30~60 days, while the collection periods for overseas sales was net 30~60 days.

b.    Significant asset transactions

Acquisition of intangible assets

	For the three-month periods ended March 31,
	2017	2016
Associates	$83,095	$26,765

Disposal of available-for-sale financial assets, noncurrent

			For the three-month period ended March 31, 2017
	Trading Volume (thousands shares)	Transaction underlying	Disposal amount	Disposal loss
Other related parties	6,489	ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

For the three-month period ended March 31, 2016: None.

c.     Key management personnel compensation

	For the three-month periods ended March 31,
	2017	2016
Short-term employee benefits	$102,456	$57,331
Post-employment benefits	675	726
Termination benefits	-	938
Share-based payment	17	1
Others	92	109
Total	$103,240	$59,105

8.    ASSETS PLEDGED AS COLLATERAL

As of March 31, 2017, December 31, 2016 and March 31, 2016

	Amount
	As of
	March 31, 2017	December 31, 2016	March 31, 2016	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$810,195	$815,195	$815,159	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	261,498	251,231	261,913	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	37,084	37,084	49,785	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	286	286	286	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Refundable Deposits (Time deposit)	-	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	-	-	357	National Pei-men Senior High School	Guarantee for engineering project
Buildings	136,206	138,063	143,635	Taiwan Cooperative Bank	Collateral for long-term loans
Machinery and equipment	205,220	234,499	381,569	Taiwan Cooperative Bank and Mega International Commercial Bank	Collateral for long-term loans
Total	$1,450,489	$1,477,228	$1,653,574

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)   As of March 31, 2017, amounts available under unused letters of credit for importing machinery and equipment was NT$1.1 billion.

(2)   The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$ 14 billion.  As of March 31, 2017, the portion of royalties and development fees not yet recognized was NT$ 1.2 billion.

(3)   The Company entered into several construction contracts for the expansion of its factory premise.  As of March 31, 2017, these construction contracts amounted to approximately NT$ 7.3 billion and the portion of the contracts not yet recognized was approximately NT$ 1.2 billion.

(4)   The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2036.  Future minimum lease payments under those leases are as follows:

Year	As of March 31, 2017
2017	$284,236
2018	301,914
2019	296,455
2020	271,582
2021	261,245
2022 and thereafter	2,724,226
Total	$4,139,658

(5)   The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion in the next five years, with instalment funding starting in 2015.  As of March 31, 2017, UMC obtained R.O.C. government authority’s approval of the investment application for US$0.7 billion (including indirect investment).  In January 2015, the Company obtained the control over UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  As of March 31, 2017, the Company has invested RMB 4.6 billion.  Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities-others, for the repurchase of other investors’ investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by other investors.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

For consolidation of resources and re-organization, the Board of Directors of FORTUNE VENTURE CAPITAL CORP. (FVC, one of the Company’s subsidiaries) resolved to merge with UNITRUTH INVESTMENT CORP. (UNITRUTH, 100% owned subsidiary of FVC) on February 22, 2017.  FVC is the surviving company when the merger became effective on April 1, 2017.

12.  OTHERS

(1)   Categories of financial instruments

	As of
Financial Assets	March 31, 2017	December 31, 2016	March 31, 2016
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$218,151	$263,201	$286,205
Financial assets held for trading	746,562	665,160	556,831
Subtotal	964,713	928,361	843,036
Available-for-sale financial assets	22,100,514	20,415,541	23,700,996
Financial assets measured at cost	2,681,254	2,760,615	3,277,224
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	60,808,284	57,575,264	59,537,431
Receivables	21,608,320	23,965,052	20,439,794
Refundable deposits	2,118,092	2,203,658	2,107,423
Other financial assets, current	1,437,158	323,769	1,808,655
Subtotal	85,971,854	84,067,743	83,893,303
Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	74,192	543	95,046
Total	$111,792,527	$108,172,803	$111,809,605

	As of
Financial Liabilities	March 31, 2017	December 31, 2016	March 31, 2016
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$18,841,490	$20,550,801	$7,398,308
Payables	24,194,977	34,401,266	26,590,510
Capacity deposit (current portion included)	160,298	209,250	326,627
Bonds payable (current portion included)	50,358,602	41,980,931	41,722,098
Long-term loans (current portion included)	29,449,790	29,248,690	11,341,606
Other financial liabilities-noncurrent	19,474,342	20,311,688	19,283,381
Subtotal	142,479,499	146,702,626	106,662,530
Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	-	60,855	-
Total	$142,479,499	$146,763,481	$106,662,530

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the three-month periods ended March 31, 2017 and 2016 decreases/increases by NT$376 million and NT$270 million, respectively. When RMB strengthens/ weakens against USD by 10%, the profit for the three-month periods ended March 31, 2017 and 2016 increases/decreases by RMB$603 million and RMB$19 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the three-month periods ended March 31, 2017 and 2016 to decrease/increase by NT$12 million and NT$5 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the three-month periods ended March 31, 2017 and 2016 by NT$35 million and NT$18 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the three-month periods ended March 31, 2017 and 2016 by NT$1,059 million and NT$1,145 million, respectively.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of March 31, 2017, December 31, 2016 and March 31, 2016, accounts receivable from the top ten customers represent 60%, 63% and 71% of the total accounts receivable of the Company, respectively.  The credit concentration risk of other accounts receivable is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of March 31, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$19,013,495	$-	$-	$-	$19,013,495
Payables	23,595,412	-	-	107,386	23,702,798
Capacity deposits	160,298	-	-	-	160,298
Bonds payable	15,590,420	5,509,214	26,755,731	5,288,927	53,144,292
Long-term loans	3,529,831	7,398,442	10,178,503	14,502,081	35,608,857
Other financial liabilities -noncurrent	-	-	12,918,971	8,612,954	21,531,925
Total	$61,889,456	$12,907,656	$49,853,205	$28,511,348	$153,161,665

	As of December 31, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$20,916,531	$-	$-	$-	$20,916,531
Payables	33,996,623	-	-	109,075	34,105,698
Capacity deposits	209,250	-	-	-	209,250
Bonds payable	8,062,161	10,339,221	22,870,813	3,144,137	44,416,332
Long-term loans	4,000,076	7,507,908	9,899,242	12,575,318	33,982,544
Other financial liabilities -noncurrent	-	-	-	22,561,882	22,561,882
Total	$67,184,641	$17,847,129	$32,770,055	$38,390,412	$156,192,237

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(60,855)	$-	$-	$-	$(60,855)

	As of March 31, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$7,443,738	$-	$-	$-	$7,443,738
Payables	26,265,773	-	-	113,550	26,379,323
Capacity deposits	26,849	299,778	-	-	326,627
Bonds payable	578,998	15,457,912	23,424,637	5,195,285	44,656,832
Long-term loans	4,500,284	3,593,121	3,623,862	58,872	11,776,139
Other financial liabilities -noncurrent	9,051	-	-	21,650,061	21,659,112
Total	$38,824,693	$19,350,811	$27,048,499	$27,017,768	$112,241,771

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of March 31, 2017

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 126 million	March 1, 2017~April 14, 2017

As of December 31, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 285 million	December 1, 2016~February 16, 2017

As of March 31, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 80 million	February 3, 2016~April 26, 2016

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of March 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$746,561	$120,644	$-	$867,205
Financial assets at fair value through profit or loss, noncurrent	171,700	-	-	171,700
Available-for-sale financial assets, noncurrent	12,056,206	79,438	9,964,870	22,100,514

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$665,160	$49,009	$-	$714,169
Financial assets at fair value through profit or loss, noncurrent	171,700	43,035	-	214,735
Available-for-sale financial assets, noncurrent	10,517,662	64,242	9,833,637	20,415,541
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	60,855	-	60,855

	As of March 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$556,831	$209,551	$-	$766,382
Financial assets at fair value through profit or loss, noncurrent	-	171,700	-	171,700
Available-for-sale financial assets, noncurrent	14,127,807	157,256	9,415,933	23,700,996

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

During the three-month periods ended March 31, 2017 and 2016, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2017	$7,687,752	$942,296	$1,203,589	$9,833,637
Recognized in profit (loss)	(31,133)	(54,412)	-	(85,545)
Recognized in other comprehensive income (loss)	(17,468)	(3,371)	(30,496)	(51,335)
Acquisition	-	44,884	304,033	348,917
Disposal	(149,789)	-	-	(149,789)
Transfer to Level 3	5,919	-	239,347	245,266
Transfer out of Level 3	(63,739)	-	-	(63,739)
Exchange effect	(26,171)	(35,476)	(50,895)	(112,542)
As of March 31, 2017	$7,405,371	$893,921	$1,665,578	$9,964,870

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2016	$7,138,180	$782,409	$1,166,256	$9,086,845
Recognized in profit (loss)	(47,822)	-	-	(47,822)
Recognized in other comprehensive income (loss)	380,903	(7,483)	(6,637)	366,783
Acquisition	116	12,005	33,347	45,468
Disposal	(2,782)	-	-	(2,782)
Exchange effect	(7,881)	(9,134)	(15,544)	(32,559)
As of March 31, 2016	$7,460,714	$777,797	$1,177,422	$9,415,933

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of March 31, 2017 and 2016 was NT$86 million and NT$48 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of March 31, 2017 and 2016 was NT$ (59) million and NT$367 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and capacity deposits approximate their carrying amount due to their maturities within one year.

As of March 31, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$51,155,447	$33,484,369	$17,671,078	$-	$50,358,602
Long-term loans (current portion included)	29,449,790	-	29,449,790	-	29,449,790

As of December 31, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,835,431	$25,182,667	$17,652,764	$-	$41,980,931
Long-term loans (current portion included)	29,248,690	-	29,248,690	-	29,248,690

As of March 31, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables	$42,365,158	$25,120,098	$17,245,060	$-	$41,722,098
Long-term loans (current portion included)	11,341,606	-	11,341,606	-	11,341,606

(8)   Significant assets and liabilities denominated in foreign currencies

	As of
	March 31, 2017			December 31, 2016
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,465,224	30.24	$44,314,732	$1,818,805	32.18	$58,536,610
JPY	7,532,919	0.2693	2,028,839	8,754,059	0.2737	2,395,616
EUR	3,162	32.07	101,410	4,261	33.58	143,085
SGD	42,262	21.63	914,125	38,785	22.22	861,785
RMB	1,528,442	4.38	6,697,631	1,009,411	4.59	4,637,317

Non-Monetary items
USD	158,574	30.26	4,798,462	143,489	32.20	4,620,359
JPY	11,319,434	0.2694	3,049,456	10,919,474	0.2737	2,988,660

Financial Liabilities
Monetary items
USD	554,574	30.36	16,836,853	721,235	32.30	23,296,086
JPY	4,703,558	0.2735	1,286,424	6,596,609	0.2778	1,832,538
EUR	3,149	32.63	102,743	3,642	34.11	124,239
SGD	32,729	21.81	713,833	34,525	22.40	773,358
RMB	13,053,699	4.43	57,853,994	13,282,794	4.64	61,685,360

The exchange gain or loss from monetary financial assets and liabilities
USD			(717,249)			18,541
JPY			2,588			40,712
EUR			(3,242)			20,864
SGD			(247)			(23,102)
RMB			200,574			(1,559,456)
Other			629			537

	As of
	March 31, 2016
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,513,097	32.15	$48,652,707
JPY	4,945,851	0.2817	1,393,262
EUR	10,169	36.35	369,610
SGD	45,367	23.83	1,081,094
RMB	2,756,266	4.96	13,667,552

Non-Monetary items
USD	135,597	32.17	4,362,179
JPY	10,919,474	0.2851	3,113,142

Financial Liabilities
Monetary items
USD	574,229	32.27	18,530,372
JPY	5,020,358	0.2892	1,451,888
EUR	10,584	36.81	389,612
SGD	39,774	24.01	954,987
RMB	4,455,735	5.01	22,318,776

The exchange gain or loss from monetary financial assets and liabilities
USD			(100,644)
JPY			10,982
EUR			1,455
SGD			(5,353)
RMB			(73,866)
Other			28

(9)   Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2017 and 2016 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the three-month period ended March 31, 2017 as compared to the three-month period ended March 31, 2016, which is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of March 31, 2017 and 2016 were as follows:

	As of
	March 31, 2017	December 31, 2016	March 31, 2016
Total liabilities	$162,697,984	$167,913,558	$116,486,361
Less: Cash and cash equivalents	(60,812,086)	(57,578,981)	(59,541,389)
Net debt	101,885,898	110,334,577	56,944,972
Total equity	216,681,183	218,741,624	228,444,337
Total capital	$318,567,081	$329,076,201	$285,389,309
Debt to capital ratios	31.98%	33.53%	19.95%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the three-month period ended March 31, 2017: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the three-month period ended March 31, 2017: Please refer to Attachment 3.

c.   Securities held as of March 31, 2017 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2017: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2017: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2017: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2017: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2017: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of March 31, 2017 (excluding investment in Mainland China): Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1 (Note 5).

14.  OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of March 31, 2017, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the three-month periods ended March 31, 2017 and 2016 were as follows:

	For the three-month period ended March 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$37,348,263	$69,687	$37,417,950	$-	$37,417,950
Net revenue from sales among intersegments	-	1,847	1,847	(1,847)	-
Segment net income (loss), net of tax	1,532,305	(314,799)	1,217,506	279,519	1,497,025
Capital expenditure	17,652,649	1,686	17,654,335	-	17,654,335
Depreciation	12,660,114	64,026	12,724,140	-	12,724,140
Share of profit or loss of associates and joint ventures	(222,132)	(7,347)	(229,479)	279,519	50,040
Income tax expense (benefit)	(429,647)	67	(429,580)	-	(429,580)
Impairment loss	102,295	184,468	286,763	-	286,763

	For the three month period ended March 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$34,305,226	$98,853	$34,404,079	$-	$34,404,079
Net revenue from sales among intersegments	-	1,947	1,947	(1,947)	-
Segment net income (loss), net of tax	139,378	(237,598)	(98,220)	177,400	79,180
Capital expenditure	20,484,212	2,914	20,487,126	-	20,487,126
Depreciation	11,982,634	112,920	12,095,554	-	12,095,554
Share of profit or loss of associates and joint ventures	(241,782)	(36,044)	(277,826)	177,401	(100,425)
Income tax expense (benefit)	(50,546)	1,455	(49,091)	-	(49,091)
Impairment loss	83,837	6,327	90,164	-	90,164

	As of March 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$377,794,422	$3,013,279	$380,807,701	$(1,428,534)	$379,379,167
Segment liabilities	$161,057,938	$1,746,463	$162,804,401	$(106,417)	$162,697,984

	As of December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$384,870,981	$3,213,397	$388,084,378	$(1,429,196)	$386,655,182
Segment liabilities	$166,110,998	$1,857,130	$167,968,128	$(54,570)	$167,913,558

	As of March 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$342,738,126	$4,960,087	$347,698,213	$(2,767,515)	$344,930,698
Segment liabilities	$114,574,217	$1,917,566	$116,491,783	$(5,422)	$116,486,361

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2017

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$14,830,838	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,826,726	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	1,231,060	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	692,160	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	127,456 (Note 5)	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	80,851	-	0%

For the three-month period ended March 31, 2016

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$15,560,358	Net 60 days	45%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,451,478	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	1,425,938	Net 60 days	4%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	1,140,357	-	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Sales	144,309	Month-end 30 Days	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Accounts receivable	141,842	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	148,047	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	86,795	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of US$0.15 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the three-month period ended March 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	YES	$3,994,320	$3,994,320	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$4,314,675	$21,573,376

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,518	$2,518	$2,518	9.00%	Needs for operation	$2,518	-	$2,518	None	$-	$43,395	$69,432

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 40% of the borrower's net assets value as of the period or 2% of the lender's net assets value as of the period, whichever is lower. Limit of total financing amount shall not exceed 10% of the Company’s net asset value.

Note 3: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher. Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	3	$10,786,688	$1,700,000	$1,700,000 (Note 5)	$1,315,750 (Note 5)	$-	0.79%	$43,146,752
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	3	10,786,688	9,380,600	9,380,600 (Note 6)	- (Note 6)	-	4.35%	43,146,752

NEXPOWER TECHNOLOGY CORP.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 7)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	NEXPOWER TECHNOLOGY CORP.	SOCIALNEX ITALIA 1 S.R.L.	2	$-	$17,976	$17,976	$17,976	$17,976	-	$-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 8)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 8)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$20,437,897	$8,900,000	$6,175,510	$4,784,025	$-	30.22%	$20,437,897

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with endorsor/guarantor.
2. A subsidary in which endorsor/guarantor holds directly over 50% of equity interest.
3. An investee in which endorsor/guarantor and its subsidiaries hold over 50% of equity interest.
4. An investor which holds directly or indirectly over 50% of equity interest of endorsor/guarantor.
5. A company that has provided guarantees to endorsor/guarantor, and vice versa, due to contractual requirements.
6. An investee in which endorsor/guarantor conjunctly invests with other stockholders, and for which endorsor/guarantor has provided endorsement/guarantee in proportion to its stockholding percentage.

Note 3: The amount of endorsements/guarantees shall not exceed 20% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 5% of net worth of endorsor/guarantor.

2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.

The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 20% of the Company's net worth.
As the endorsements/guarantees amount of NEXPOWER TECHNOLOGY CORP. has exceeded the limit, the Company has drawn up a plan to improve.
Note 4: Limit of total endorsed/guaranteed amount shall not exceed 20% of UMC's net assets value as of March 31, 2017.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of March 31, 2017, actual amount provided was NT$1,316 million.

Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million. As of March 31, 2017, the facility has not yet been utilized.

Note 7: Limit of total endorsed/guaranteed amount shall not exceed 40% of NEXPOWER TECHNOLOGY CORP.'s net assets value as of December 31, 2016.
As the endorsements/guarantees amount of NEXPOWER TECHNOLOGY CORP. has exceeded the limit, the Company has drawn up a plan to improve.
Note 8: Limit of total endorsed/guaranteed amount shall not exceed 100% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2017.
The amount of endorsements/guarantees for any single entity shall not exceed 100% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2017.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 20% of the Company's net worth.

ATTACHMENT 4 (Securities held as of March 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$178,549	6.56	$178,549	None
Stock	ELITE SEMICONDUCTOR MEMORY TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, current	3,643	124,591	1.29	124,591	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	122,880	1.20	122,880	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	74,900	0.23	74,900	None
Stock-Preferred stock	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	3,166	195,975	0.38	195,975	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	110,356	804,493	19.70	804,493	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	626,382	17.67	626,382	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Available-for-sale financial assets, noncurrent	18,447	2,941,706	15.87	2,941,706	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	196,136	3,275,471	12.84	3,275,471	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	24,644	1,328,326	10.90	1,328,326	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	493,485	8.84	493,485	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,295,762	7.66	1,295,762	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	151,250	4.38	151,250	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	1,932,239	2.70	1,932,239	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	20,483	573,516	1.75	573,516	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	342,344	0.98	342,344	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	35,642	0.82	35,642	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2017.

ATTACHMENT 4 (Securities held as of March 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	CTBC HWA-WIN MONEY MARKET FUND	-	Financial assets at fair value through profit and loss, current	2,749	$30,030	-	$30,030	None
Fund	CTBC GLOBEL SHORT DURATION HIGH YIELD BOND FUND	-	Financial assets at fair value through profit and loss, current	2,000	19,637	-	19,637	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	21,375	10.23	21,375	None
Stock	ACT GENOMICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,600	42,090	10.13	42,090	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,718	55,203	9.14	55,203	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	106,830	8.67	106,830	None
Stock	BORA PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,768	126,428	7.57	126,428	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	357,840	7.00	357,840	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,968	38,961	5.31	38,961	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	1,785	-	4.81	-	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,300	99,000	4.74	99,000	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	358	2,774	4.33	2,774	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	54,600	3.71	54,600	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,059	121,510	3.52	121,510	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	132,975	3.08	132,975	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	425	4,250	2.88	4,250	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,473	84,305	2.86	84,305	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	434	1,922	2.06	1,922	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	231	-	1.79	-	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	562	92,698	1.38	92,698	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	205,078	1.37	205,078	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	842	9,392	1.30	9,392	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	2,720	28,155	1.29	28,155	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Available-for-sale financial assets, noncurrent	1,000	31,940	0.95	31,940	None

ATTACHMENT 4 (Securities held as of March 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	$35,717	0.84	$35,717	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	520	92,257	0.26	92,257	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	593	167,951	0.20	167,951	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Available-for-sale financial assets, noncurrent	16,079	196,161	0.13	196,161	None
Stock-Preferred stock	FLOADIA CORP.	-	Available-for-sale financial assets, noncurrent	2	107,749	-	107,749	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	2,344	23,441	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	766	587	10.67	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	4,275	39,391	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	2,916	21,057	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	193	17	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	265	-	3.16	Note	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note	None
Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	21	102	-	Note	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	311	5,431	-	N/A	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Prepayments for investments	538	16,133	-	-	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2017.

TLC CAPITAL CO., LTD.

				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700	$171,700	-	$171,700	None
Stock	WINKING ENTERTAINMENT LTD.	-	Available-for-sale financial assets, noncurrent	6,433	215,930	17.53	215,930	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	137,229	15.29	137,229	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	9	246,430	9.00	246,430	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	2,252	44,581	6.08	44,581	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	191,905	5.61	191,905	None

ATTACHMENT 4 (Securities held as of March 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	$10,260	4.91	$10,260	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	54,167	4.39	54,167	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,775	19,795	2.74	19,795	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,717	659,894	1.87	659,894	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	6	175,781	1.17	175,781	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	35,717	0.84	35,717	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,371	244,193	0.77	244,193	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	85,845	0.64	85,845	None
Stock	MONTAGE TECHNOLOGY GLOBAL HOLDINGS, LTD.	-	Available-for-sale financial assets, noncurrent	125	87,946	0.41	87,946	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	593	167,815	0.20	167,815	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Available-for-sale financial assets, noncurrent	26,499	240,604	-	240,604	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LIMITED	-	Available-for-sale financial assets, noncurrent	22,500	68,085	-	68,085	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Available-for-sale financial assets, noncurrent	279	121,040	-	121,040	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Available-for-sale financial assets, noncurrent	359	29,231	-	29,231	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Available-for-sale financial assets, noncurrent	1,739	145,248	-	145,248	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets measured at cost, noncurrent	2,606	183,679	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	8,519	150,266	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685	105,016	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	5,332	87,857	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	16,418	-	N/A	None

ATTACHMENT 4 (Securities held as of March 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,046		$41,550	6.88		$41,550	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374		143,413	4.19		143,413	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	314		2,434	3.80		2,434	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,000		13,250	2.22		13,250	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	683		-	1.84		-	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	229		2,289	1.55		2,289	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	266		2,961	0.41		2,961	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	30		-	0.23		-	None

UMC CAPITAL CORP.

				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	ALPINE ANALYTICS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	1,535	-	USD	1,535	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,757	17.65	USD	1,757	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	11,598	15.71	USD	11,598	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Available-for-sale financial assets, noncurrent	-	USD	298	14.33	USD	298	None
Stock	ALL-STARS SP IV LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,299	5.03	USD	6,299	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	4	USD	3,620	4.00	USD	3,620	None
Fund	SIERRA VENTURES XI, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	615	1.76	USD	615	None
Fund	STORM VENTURES FUND V, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,308	1.69	USD	1,308	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,777	1.37	USD	6,777	None
Stock	MOBILE IRON, INC.	-	Available-for-sale financial assets, noncurrent	1,190	USD	5,175	1.33	USD	5,175	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	80	USD	190	-	USD	190	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	200	USD	6,789	0.03	USD	6,789	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	2,644	USD	6,290	-	USD	6,290	None
Stock-Preferred stock	CNEX LABS, INC.	-	Available-for-sale financial assets, noncurrent	2,741	USD	5,249	-	USD	5,249	None

ATTACHMENT 4 (Securities held as of March 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	GLYMPSE, INC.	-	Available-for-sale financial assets, noncurrent	1,349	USD	4,653	-	USD	4,653	None
Stock-Preferred stock	ATSCALE, INC.	-	Available-for-sale financial assets, noncurrent	5,324	USD	3,661	-	USD	3,661	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	16,652	USD	2,639	-	USD	2,639	None
Stock-Preferred stock	SENSIFREE LTD.	-	Available-for-sale financial assets, noncurrent	276	USD	1,500	-	USD	1,500	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Available-for-sale financial assets, noncurrent	52	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	20,000	USD	2,000	-	USD	2,000	None
Stock-Preferred stock	EPIC! CREATIONS, INC.	-	Available-for-sale financial assets, noncurrent	2,025	USD	3,522	-	USD	3,522	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Available-for-sale financial assets, noncurrent	3,235	USD	1,000	-	USD	1,000	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	-		Note	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-		Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-		N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-		N/A	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-		N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-		N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	2,855	USD	4,580	-		N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	6,555	USD	4,493	-		N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-		N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	9,461	USD	6,011	-		N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-		N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-		N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-		N/A	None
Stock-Preferred stock	EV2 HOLDINGS, INC.(formerly ENVERV, INC.)	-	Financial assets measured at cost, noncurrent	1,621		-	-		N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,406	-		N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2017.

ATTACHMENT 4 (Securities held as of March 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	957	$-	15.94	$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150	14,742	6.93	14,742	None
Stock	MOTECH INDUSTRIES, INC.	-	Available-for-sale financial assets, noncurrent	23,498	657,957	4.80	657,957	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	4,089	-	3.29	-	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	10,000	19,100	0.45	19,100	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	-	79,438	-	79,438	None
Stock	AULISA MEDICAL TECHNOLOGIES, INC.	-	Prepayment for long-term investments	800	33,600	-	-	None

TERA ENERGY DEVELOPMENT CO., LTD.
				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets measured at cost-noncurrent	411	$4,110	1.18	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2017.

NEXPOWER TECHNOLOGY CORP.
				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54	$3,244	18.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2017.

SINO PARAGON LIMITED
				March 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	SPARKLABS KOREA FUND II, L.P.	-	Available-for-sale financial assets, noncurrent	-	$15,130	16.67	$15,130	None
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Available-for-sale financial assets, noncurrent	-	60,520	11.46	60,520	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2017)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	GREEN EARTH LIMITED	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	10,000	$252,293	410,000	$12,976,500	-	$-	$-	$-	420,000	$10,311,245 (Note 2)
Stock	BEST ELITE INTERNATIONAL LIMITED	Investments accounted for under the equity method	Open market	-	626,566	19,946,527	36,000	1,228,392	-	-	-	-	662,566	20,473,000 (Note 3)
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investments accounted for under the equity method	Liquidation	Associate	-	1,823,457	-	-	-	1,979,758	1,823,457	47,674 (Note 4)	-	-

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(456,348) thousand, retained earnings adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,372,259) thousand.

Note 3: The ending balance includes share of gain of associates and joint ventures of $30,221 thousand, retained earnings adjustment under equity method of $321,220 thousand, additional paid-in capital adjustment under equity method of $(128,848) thousand, exchange differences on translation of foreign operations adjustment under equity method of $(932,009) thousand and related parties realized gain of $7,497 thousand.

Note 4 : The disposal gain was partially offset by the exchange loss from foreign operations of $108,627 thousand.

GREEN EARTH LIMITED
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED MICROCHIP CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	50	$682	410,000	$12,976,500	-	$-	$-	$-	410,050	$10,074,812 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(441,170) thousand, additional paid-in capital adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,372,259) thousand.

UNITED MICROCHIP CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	-	$-	-	$12,763,429	-	$-	$-	$-	-	$9,870,701 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(431,528) thousand, additional paid-in capital adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,372,259) thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$14,830,838	44%	Net 60 days	N/A	N/A		$6,826,726	34%
UMC GROUP JAPAN	Subsidiary	Sales		1,231,060	4%	Net 60 days	N/A	N/A		692,160	3%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		439,407	1%	Month-end 60 days	N/A	N/A		387,942	2%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		127,456	0%	Net 30 days	N/A	N/A		80,851	0%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	457,304	100%	Net 60 days	N/A	N/A	USD	225,602	100%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	4,146,774	96%	Net 60 days	N/A	N/A	JPY	2,566,834	95%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-	$6,826,726	$16	$6,826,742	7.44	$-	-	$3,390,574	$7,994
UMC GROUP JAPAN	Subsidiary	-	692,160	70	692,230	7.17	66,256	Collection in subsequent period	-	-
FARADAY TECHNOLOGY CORPORATION	Associate	-	387,942	-	387,942	7.07	-	-	174,223	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	-	80,851	56,518	137,369	0.32	130,849	Collection in subsequent period	-	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,621,816	$7,510	$7,510
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	135,703	651	651
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	4,026,293	41,505	86,098
GREEN EARTH LIMITED	Samoa	Investment holding	USD	420,000	USD	10,000	420,000	100.00	10,311,245	(456,348)	(456,348)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		6,000,000		6,000,000	526,600	100.00	6,746,154	62,117	62,117
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	1,474,760	(218,464)	(214,237)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	42,898	(1,820)	(1,820)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		4,160,053	374,800	100.00	5,386,890	50,861	46,289
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	210,861	22,573	22,573
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	18,563	263	263
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	3,500	USD	3,500	3,500	100.00	441,717	10,431	10,431
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	78,663	(194)	(194)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	306,462	USD	266,862	662,566	96.32	20,473,000	35,581	30,221
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74	511,638	(21,533)	(16,740)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	71,640	(3,532)	(1,605)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,529,169		5,529,169	38,247	43.10	(97,390)	(96,642)	(41,652)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	572,299	(22,369)	(9,395)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		840,000		840,000	84,000	40.00	832,464	(10,720)	(4,288)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	147,908	36.49	3,315,026	(16,973)	(21,631)
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	31.94	2,533,567	10,142	3,229
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.94	1,740,201	355,526	49,576

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$758,370	$15,553	$15,553
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		245,573		245,573	14,689	19.62	224,703	5,458	960
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		768,930		768,930	6,116	6.89	(15,575)	(96,642)	(6,661)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		5,454		5,454	735	0.45	4,589	(21,533)	(97)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$16,838	$(1,203)	$(1,203)
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	9,272	12	6
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		111,964		111,964	11,196	45.16	162,182	(4,029)	(1,819)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	2,372	USD	2,372	-	31.40	58,066	(1,026)	(322)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	28.63	84,023	(6,084)	(1,742)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	4,033	4.54	(10,269)	(96,642)	(4,392)

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$559,700		$559,700	11,550	13.01	$(29,409)	$(96,642)	$(12,578)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		41,007		41,007	492	0.66	7,523	5,458	32
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		3,402		3,402	459	0.28	2,862	(21,533)	(61)

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	528	USD	3	USD	3
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	3,402	USD	(81)	USD	(7)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$190,752	27,655	100.00		$167,081		$(2,161)		$(2,161)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		577,030		577,030	43,173	82.76		86,717		(22,739)		(18,819)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		-		(20,049)		-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		232,678		(46,036)		(11,573)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,092	1,092	100.00		$118,623		$1,526		$1,526
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		-		(2,662)		-
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		(20,049)		-

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	900	USD	900	900	100.00		$3,538		$(2,092)		$(2,092)

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,295		$39		$39

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$110,085		$(4,238)		$(4,238)
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		0		-		-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		$0		$-		$-

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	347,299	USD	1,190	USD	1,190

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	347,299	USD	1,190	USD	1,190

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$30,532	$(15)	$(15)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	31,015	271	271
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	417,428	15,884	15,884
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00	9,391	(4)	(4)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	410,050	USD	50	410,050	100.00	$10,074,812	$(441,170)	$(441,170)

ATTACHMENT 11 (Investment in Mainland China as of March 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2017		Investment flows		Accumulated outflow of investment from Taiwan as of March 31, 2017				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying value as of March 31, 2017		Accumulated inward remittance of earnings as of March 31, 2017

							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,208 800)	(ii)SOARING COPITAL CORP.	(USD	$24,208 800)	$-	$-	(USD	$24,208 800)		$(1,179)	100.00%		$(1,179) 2. (iii)		$16,470		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,314,600 300,000)	(i)	(USD	41,154 1,360)	-	-	(USD	41,154 1,360)		(12,040)	50.00%		- 2. (iii)		-		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,226,960 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	633,342 20,930)	-	-	(USD	633,342 20,930)		(11,980)	50.00%		- 2. (iii)		-		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	93,806 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	93,806 3,100)	-	-	(USD	93,806 3,100)		1,531	100.00%		1,531 2. (iii)		111,768	(USD	119,134 3,937)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,541,840 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	612,765 20,250)	-	-	(USD	612,765 20,250)	(RMB	(44,482) (10,151))	25.14%	(RMB	(11,183) (2,552)) 2. (ii)	(RMB	220,437 50,305)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,498,800 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,075,244 266,862)	1,198,296 (USD 39,600)	-	(USD	9,273,540 306,462)	(USD	36,373 1,202)	96.32% (Note 4)	(USD	31,047 1,026) 2. (ii)	(USD	19,684,947 650,527)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	15,130 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	15,130 500)	-	-	(USD	15,130 500)		11	100.00% (Note 5)		11 2. (iii)		14,329		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	131,460 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	3,414 779)	96.32%	(RMB	3,282 749) 2. (iii)	(RMB	140,176 31,989)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	39,513,695 9,017,274)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	12,202,890 (USD 403,268)	-		12,202,890 (USD 403,268) (Note 6)	(RMB	(1,455,832) (332,230))	50.27%	(RMB	(703,837) (160,620)) 2. (ii)	(RMB	16,476,342 3,760,005)		-

Accumulated investment in Mainland China as of March 31, 2017		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$22,896,835 (USD 756,670)			$34,832,861 (USD 1,151,119)			$129,440,257

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods
Note 2 :	The investment income (loss) recognized in current period:
	1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
	2. The investment income (loss) were determined based on the following basis:
	(i) The financial report was reviewed by an international accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the parent company's auditors.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of US$380,929 thousand. As of March 31, 2017, the investment amount has all been remitted.

Note 5 :

UMC (BEIJING) LIMITED's investment has been approved by the Investment Commission, MOEA in the total amount of US$3,000 thousand. As of March 31, 2017, the investment amount of US$2,500 thousand has not yet been remitted.

Note 6 :	The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)'s investment has been approved by the Investment Commission, MOEA in the total amount of US$719,040 thousand.
	The investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$269,040 thousand, and indirectly invested in USCXM via investment in GREEN EARTH LIMITED was US$403,268 thousand.